200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

KENNETH R. EARLEY kenneth.earley@dechert.com +1 617 728 7139 Direct +1 617 275 8374 Fax

June 28, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forward Funds (File Nos. 033-48940/811-06722)
Post-Effective Amendment No. 71

Dear Sir or Madam:

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 71 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 71 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).

The Amendment is being filed to register Class A shares of the Forward Long/Short Credit Analysis Fund (the “Fund”), an existing series of the Trust. The Amendment contains one Prospectus (applicable to Class A shares of the Fund), one combined Statement of Additional Information (applicable to Investor Class, Institutional Class, Class A, Class B, Class C, Class Z and Class M shares of each series of the Trust) which is incorporated by reference into Part B of the Amendment, and a form of supplement to the SAI.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it is proposed that the Amendment will become effective on September 1, 2010. The Trust hereby undertakes to: (i) file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on the effective date of the Amendment for the purposes of filing required exhibits and/or completing certain registration statement disclosures; and (ii) file a definitive version of the aforementioned supplement to the SAI pursuant to Rule 497(e) under the 1933 Act on the effective date of the Amendment for the purposes of completing certain SAI registration statement disclosures with respect to the registration of Class A shares of the Fund.

Please contact me at (617) 728.7139 with any questions or comments.

Sincerely,

/s/ Kenneth R. Earley

cc:	Judith M. Rosenberg, CCO and CLO, Forward Funds
Douglas P. Dick, Partner, Dechert LLP

Attachment

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong